Thomas S. Harman

+1.202.373.6725

thomas.harman@morganlewis.com

VIA EDGAR

October 4, 2016

Elisabeth Bentzinger

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:

Nuveen AMT-Free Municipal Value Fund (“NUW” or a “Fund”) (File Nos. 333-211789 and 811-22253) and Nuveen Municipal High Income Opportunity Fund (“NMZ” or a “Fund”) (File Nos. 333-211793 and 811-21449) (together, the “Funds”)

Dear Ms. Bentzinger:

This letter responds to the comments we received from you in a telephone conversation on September 26, 2016 on each Fund’s Pre-Effective Amendment No. 2 filing on Form N-2, as filed with the U.S. Securities and Exchange Commission (“SEC”) on September 12, 2016. The following summarizes your comments and provides our response to those comments. For ease of reference, the comments are numbered consistent with our letter to you dated September 8, 2016 and additions have been underlined. Unless otherwise noted, capitalized terms have the same meaning as given in each Fund’s Prospectus and/or Statement of Additional Information (the “SAI”).

PROSPECTUS

Cover Page

6.	Please provide a cross reference to the Prospectus discussion regarding the Fund’s issuance of senior securities and leveraged capital structure. See Item 1.1.j of Form N-2.

Morgan, Lewis & Bockius LLP

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Elisabeth Bentzinger

October 4, 2016

Response:

NUW: Not applicable because, as a fundamental policy, the Fund may not leverage its capital structure by issuing senior securities such as preferred shares or debt instruments.

NMZ: Registrant has revised the cross reference on the cover page as follows:

Investing in the Fund’s common shares involves certain risks that are described in the “Risk Factors” section of this Prospectus (the “Prospectus”), including the specific risks relating to the Fund’s use of leverage.

Prospectus Summary – Use of Leverage

16.	The last paragraph of this section states that the Fund pays a management fee to NFALLC based on a percentage of Managed Assets. Please disclose how Managed Assets differ from net assets.

Response:

NUW and NMZ: Registrants have added the following disclosure:

Because Managed Assets include the Fund’s net assets as well assets that are attributable to the Fund’s use of leverage, it is anticipated that the Fund’s Managed Assets will be greater than its net assets.

Prospectus Summary – Distributions

20.	The third paragraph states that the Fund reserves the right to change its distribution policy and the basis for establishing the rate of its monthly distributions at any time. Please identify the circumstances under which the Fund would change this policy.

Response:

NUW and NMZ:

The language reserving the right to change at some point in the future a Registrant’s common share distribution policy and/or the basis for establishing monthly distributions is included in the Prospectus as a warning to investors in common shares that there is no ongoing fundamental right of common shareholders to expect common share

Elisabeth Bentzinger

October 4, 2016

distributions to be determined in a particular manner. Registrants cannot realistically identify and describe the circumstances under which they might at some point in the future change their current respective distribution policies because there is virtually no limitation on those circumstances, other than a requirement that the Fund Board determine that such future distribution policy change is in the best interests of the Fund and its common shareholders at that future time. Registrants are willing to add a statement to the Registration Statement that a change in distributions would be made only after such a finding. However, absent any policy or policies on a change in distribution, Registrants believe providing examples of when a change might be warranted would be purely speculative and potentially misleading. Registrants also believe their disclosure is consistent with other active closed-end funds recently declared effective. See, e.g., Eaton Vance High Income 2021 Target Term Fund (File Nos. 333-209436 and 811-23136); Invesco Dynamic Credit Opportunities Fund (File Nos. 333-206401 and 811-22043); Guggenheim Credit Allocation Fund (File Nos. 333-198646 and 811-22715); and BlackRock Science & Technology Trust (File Nos. 333-198193 and 811-22991). Consequently, Registrants believe the current disclosure in the registration statement with respect to possible future changes in the common share distribution policy is appropriate and meets the requirements of Form N-2.

The Fund’s Investments - Investment Objectives and Policies

(30. continuation) Further, a fund (and its adviser) may not ignore the investments of open-end and closed-end investment companies (including exchange-traded funds or “ETFs”) in which it invests when determining whether the fund is in compliance with its 80% investment policy. Please add disclosure indicating that the Fund will consider the investments of underlying investment companies when determining compliance with Rule 35d-1.

Response:

NUW and NMZ: Registrants have added the following disclosure to page 3 (NUW) and 4 (NMZ) of the SAI:

The Fund will consider the investments of underlying investment companies when determining compliance with Rule 35d-1.

(32. continuation) Further, please add disclosure that derivative instruments will be valued at market/fair value rather than notional value for purposes of calculating compliance with the Fund’s 80% investment policy.

Response:

NUW and NMZ: Registrants will add the following disclosure by amendment:

Elisabeth Bentzinger

October 4, 2016

NUW:

The Fund will value derivative instruments at market/fair value for purposes of calculating compliance with the Fund’s 80% investment policy in municipal securities or other related investments, the income from which is exempt from regular federal income tax.

NMZ:

The Fund will value derivative instruments at market/fair value for purposes of calculating compliance with the Fund’s 80% investment policy in investments the income from which is exempt from regular federal income tax.

33.	The Fund may purchase municipal securities through investments in pooled vehicles and partnerships. Please explain supplementally how much the Fund may invest in: (a) instruments that rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act; and/or (b) other investment pools that are excluded from the definition of investment company and are privately offered (e.g., private oil and gas funds). We may have additional comments after reviewing your response.

Response:

NUW and NMZ:

Registrants have not historically invested in such vehicles to any material degree nor do they currently intend to invest in such vehicles to any material degree. Specifically, neither Registrant will invest more than 15% of its net assets in instruments that rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act or more than 35% of its net assets in the aggregate of any investment pools that are excluded from the definition of investment company and are privately offered.

That said, Registrants are not aware of any limitations on the investment in such vehicles under the 1940 Act or otherwise and reserves the right to invest in such companies in the future in a manner consistent with the Fund’s investment objectives and policies. To the extent the Fund does so in a meaningful manner and to a material extent, the registration statement will be updated to include additional disclosure describing such investments, the associated risks and any other pertinent disclosures. The updated registration statement will be filed with the SEC as appropriate (e.g., via POS 8C) at which time Registrant will endeavor to engage in a discussion with the staff regarding such changes. Of course, to the extent the SEC adopts any rules or regulations, or its staff issues guidance in this area mandating any specific policies

Elisabeth Bentzinger

October 4, 2016

regarding a fund’s ability to invest in such vehicles, and/or regarding disclosures regarding such investments, Registrant will modify its policies and disclosures in accordance with such guidance.

35.	Please update the October 31, 2015 information regarding the Fund’s investment in derivatives and its total investment exposure in investment grade municipal securities based on the Fund’s most recent Form N-Q filing.

Response:

NUW and NMZ: Registrants will make the requested updates in its next amendment for the quarter ending July 31, 2016.

Use of Leverage

43.	Please provide the information required by Item 10.6 of Form N-2.

Response:

NUW: Not applicable because the Fund has no preferred shares outstanding.

NMZ: Not applicable because Registrant has removed disclosure of any preferred share ratings.

Description of Shares - Preferred Shares

62.	Please disclose here or on pages 36-38 the asset coverage and portfolio requirements established by NRSROs. See Item 10.6 of Form N-2.

Response:

NUW: Not applicable because the Fund has no preferred shares are outstanding.

NMZ: Not applicable because Registrant has removed disclosure of any preferred share ratings.

Repurchase of Fund Shares; Conversion to Open-End Fund

64.

The Prospectus states that the Fund’s Board of Directors will consider, on an annual basis, action that may be taken to reduce or eliminate any material discount from net asset value, including the conversion of the Fund to an open-end investment company. Accordingly, please disclose in the Prospectus: (a) the requisite shareholder vote to effect a conversion; (b) the risks relating to

Elisabeth Bentzinger

October 4, 2016

conversion to an open-end fund, such as changes in the Fund’s portfolio management and the ability of the Fund to meet its investment objective or use investment policies and techniques that are more appropriate for a fixed portfolio than one subject to constant demands for redemption and inflows of cash; (c) whether the Fund may charge sales or redemption fees upon conversion; (d) whether redemptions will be made in cash or with portfolio securities; and (e) if the Fund, after conversion, intends to retain the ability to make in-kind redemptions, the costs and risks to shareholders relating to such redemptions. See Guidelines to Form N-2, Guide 4.

Response:

NUW and NMZ: Registrants have added the following disclosure:

If the Fund converted to an open-end investment company, it would be required to redeem all preferred shares, including VMTP Shares, then outstanding (requiring in turn that it liquidate a portion of its investment portfolio), and the Common Shares would no longer be listed on the NYSE. In contrast to a closed-end investment company, shareholders of an open-end investment company may require the company to redeem their shares at any time (except in certain circumstances as authorized by or under the 1940 Act) at their net asset value, less any redemption charge that is in effect at the time of redemption. As a result, conversion to open-end status may require changes in the management of the Fund’s portfolio in order to meet the liquidity requirements applicable to open-end funds. Because portfolio securities may have to be liquidated to meet redemptions, conversion could affect the Fund’s ability to meet its investment objective or to use certain investment policies and techniques described above. If converted to an open-end fund, the Fund expects to pay all redemptions in cash, but intends to reserve the right to pay redemption requests in a combination of cash or securities. If such partial payment in securities were made, investors may incur brokerage costs in converting such securities to cash. If the Fund were converted to an open-end fund, it is likely that new Common Shares would be sold at net asset value plus a sales load. See the SAI under “Certain Provisions in the Declaration of Trust” for a discussion of the voting requirements applicable to the conversion of the Fund to an open-end investment company.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions

67.	A fund (and its adviser) may not ignore the concentration of open-end and closed-end investment companies (including ETFs) in which it invests when determining whether the fund is in compliance with its own concentration policies. Please add disclosure indicating that the Fund will consider the concentration of underlying investment companies when determining compliance with its own concentration policy.

Elisabeth Bentzinger

October 4, 2016

Response:

NUW and NMZ: Each Fund will add disclosure indicating that it will consider the concentration of underlying investment companies when determining compliance with its own concentration policy.

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6725 or Kathleen Macpeak at 202.373.6149.

***

I hereby acknowledge on behalf of each Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC; (ii) should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing; (iii) the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Fund may not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely yours,

Thomas S. Harman

cc:	Kevin McCarthy
Gifford Zimmerman
Mark Winget
Kathleen Macpeak